October 21, 2024

Gary Challinor
Chief Executive Officer
Cactus Acquisition Corp. 1 Limited
4B Cedar Brook Drive
Cranbury, NJ 08512

       Re: Cactus Acquisition Corp. 1 Limited
           Preliminary Proxy Statement on Schedule 14A
           Filed September 27, 2024
           File No. 001-40981
Dear Gary Challinor:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Giovanni Caruso